May 22, 2026

Steve O   Loughlin
Chief Financial Officer
CNS Pharmaceuticals, Inc.
1717 K Street, NW
Washington, DC 20006

        Re: CNS Pharmaceuticals, Inc.
            Registration Statement on Form S-3
            Filed May 19, 2026
            File No. 333-296033
Dear Steve O   Loughlin:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jimmy McNamara at 202-551-7349 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Cavas S. Pavri